FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Ovadia, Bat-Sheva (Last) (First) (Middle) c/o ParthusCeva, Inc. 2033 Gateway Place, Suite 150 (Street) San Jose, CA 95110-1002 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 11/1/02 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

ParthusCeva, Inc.
PCVA

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Chief Scientist - DSP Technologies
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	701 shares (1)	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Stock Options	(2) / 10/26/07	Common Stock / 28,933 shares	$11.87	D
Stock Options	(3) / 4/22/06	Common Stock / 4,000 shares (1)	$5.93	D
Stock Options	(4) / 5/23/07	Common Stock / 3,334 shares (1)	$25.39	D
Stock Options	(5) / 8/20/04	Common Stock / 2,000 shares (1)	$7.07	D
Stock Options	(6) / 8/3/05	Common Stock / 9,167 shares (1)	$5.39	D
Stock Options	(7) / 11/24/06	Common Stock / 5,000 shares (1)	$21.02	D
Explanation of Responses:

(1) Acquired in a pro rata distribution by DSP Group, Inc. of one share of ParthusCeva, Inc. for every three shares of DSP Group, Inc. for no consideration. Strike price of ParthusCeva options received was determined by DSP Group, Inc. and ParthusCeva after closing.
(2) As of the reporting date, 14,466 shares have vested. The remainder of the shares vest in equal quarterly installments beginning on January 26, 2003.
(3) 3,500 shares vested on the date of receipt. The remainder of the shares vest in equal quarterly installments beginning on January 22, 2003.
(4) 1,875 shares vested on the date of receipt. The remainder of the shares vest in equal quarterly installments beginning on November 23, 2002.
(5) All shares vested on the date of receipt.
(6) All shares vested on the date of receipt.
(7) 3,436 shares vested on the date of receipt. The remainder of the shares vest in equal quarterly installments beginning on November 25, 2002.

By: /s/ Bat-Sheva Ovadia 11/7/02 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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